# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Victoria's Secret & Co., CIK 0001856437
CUSIP: 926400102
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 4 Limited Parkway East, Reynoldsburg, Ohio (OH), 43068
Date of event which requires filing of this statement: 03/10/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000921895-24-000186
Filed by CIK 0001930869
Persons authorized to receive notices and communications: BRETT BLUNDY, BBRC INTERNATIONAL PTE LIMITED, 3 Phillip Street #09-05, Singapore, Singapore (U0), 048693, 61 2 9285 6700; Scott Lesmes, Morrison & Foerster LLP, 2100 L Street, NW, Suite 900, Washington, District Of Columbia (DC), 20037, (202) 887-1500

## Reporting persons
- BBFIT INVESTMENTS PTE LTD: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: working capital (WC); sole voting power 0; shared voting power 9,174,919; sole dispositive power 0; shared dispositive power 9,174,919; aggregate amount beneficially owned 9,174,919 (11.7% of the class)
- THE BB FAMILY INTERNATIONAL TRUST: type of reporting person: other (OO); citizenship or place of organization: Singapore (U0); source of funds: affiliate funds (AF), working capital (WC); sole voting power 0; shared voting power 9,175,019; sole dispositive power 0; shared dispositive power 9,175,019; aggregate amount beneficially owned 9,175,019 (11.7% of the class)
- BBRC INTERNATIONAL PTE LTD (CIK 0001930869): type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,175,019; sole dispositive power 0; shared dispositive power 9,175,019; aggregate amount beneficially owned 9,175,019 (11.7% of the class)
- BRETT BLUNDY: type of reporting person: individual (IN); citizenship or place of organization: Australia (C3); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,175,019; sole dispositive power 0; shared dispositive power 9,175,019; aggregate amount beneficially owned 9,175,019 (11.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Victoria's Secret & Co.
Address of issuer's principal executive offices: 4 Limited Parkway East, Reynoldsburg, Ohio (OH), 43068
Comment:
EXPLANATORY NOTE

The statement on Schedule 13D filed on February 1, 2024 (the "Schedule 13D"), relating to the common stock, par value $0.01 per share (the "Common Stock"), of Victoria's Secret & Co. (the "Issuer"), a Delaware corporation, is hereby amended as set forth below by this Amendment No. 1 to the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings assigned to such terms in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:

(i) BBFIT Investments Pte Ltd, a Singapore private limited company ("BBFIT"), with respect to the Shares directly and beneficially owned by it;

(ii) The BB Family International Trust, a trust organized under the laws of Singapore ("BB Family Trust"), with respect to the Shares directly and beneficially owned by it and as the sole shareholder of BBFIT;

(iii) BBRC International Pte Limited, a Singapore private limited company ("BBRC International"), as the trustee of BB Family Trust; and

(iv) Brett Blundy, as a Director and sole shareholder of BBRC International.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A filed as Exhibit 99.1 hereto ("Schedule A") is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of BBFIT and BBRC International. To the best of the Reporting Persons' knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.
Residence or business address: The address of the principal office of each of the Reporting Persons is 3 Phillip Street #09-05, Royal Group Building, Singapore 048693.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On March 6, 2025, BBFIT purchased 54,000 shares of Common Stock, each in open market transactions at prices ranging from $19.915 to $20.00 per share (a weighted-average price of $19.9798 per share).

On March 7, 2025, BBFIT purchased 496,000 shares of Common Stock, each in open market transactions at prices ranging from $18.4038 to $20.00 per share (a weighted-average price of $19.1677 per share).

On March 10, 2025, BBFIT purchased 542,000 shares of Common Stock, each in open market transactions at prices ranging from $16.67 to $18.55 per share (a weighted-average price of $17.3235 per share).

On March 11, 2025, BBFIT purchased 480,000 shares of Common Stock, each in open market transactions at prices ranging from $16.18 to $17.00 per share (a weighted-average price of $16.525 per share).

All purchases of the securities described herein were for cash and were funded by working capital of BBFIT. The Reporting Persons undertake to provide to the Issuer or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote to this Schedule 13D. The Reporting Persons undertake to provide, upon request by the Staff of the U.S. Securities and Exchange Commission (the "SEC"), full information regarding the number of Shares purchased at each separate price.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported owned by each person named herein is based upon 78,621,590 Shares outstanding as of November 29, 2024, which is the total number of Shares outstanding as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on December 9, 2024.

As of the date hereof, BBFIT directly beneficially owned 9,174,919 Shares, constituting approximately 11.7% of the Shares outstanding.

As of the date hereof, BB Family Trust directly beneficially owned 100 Shares, constituting less than one percent of the Shares outstanding. BB Family Trust, as the sole shareholder of BBFIT, may be deemed to beneficially own the 9,174,919 Shares owned by BBFIT, which, together with the Shares it beneficially owns directly, constitutes an aggregate of 9,175,019 Shares, constituting approximately 11.7% of the Shares outstanding.

BBRC International, as the trustee of BB Family Trust, may be deemed to beneficially own the 9,175,019 Shares owned in the aggregate by BBFIT and BB Family Trust, constituting approximately 11.7% of the Shares outstanding. Mr. Blundy, as a Director and sole shareholder of BBRC International, may be deemed to beneficially own the 9,175,019 Shares owned in the aggregate by BBFIT and BB Family Trust, constituting approximately 11.7% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Transactions in the class effected during the past sixty days: The information set forth in Item 3 above is as of March 11, 2025 and is incorporated by reference. Except as set forth herein, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Schedule A

## Signatures
- BBFIT INVESTMENTS PTE LTD: /s/ Brett Blundy, Brett Blundy, Director (03/12/2025)
- THE BB FAMILY INTERNATIONAL TRUST: /s/ Brett Blundy, Brett Blundy, Director (03/12/2025)
- BBRC INTERNATIONAL PTE LTD: /s/ Brett Blundy, Brett Blundy, Director (03/12/2025)
- BRETT BLUNDY: /s/ Brett Blundy, BRETT BLUNDY (03/12/2025)